Mail Stop 3561

July 7, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Matthew Natalizio
 Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California 91604

      Re: **Tix Corporation**
              Supplemental response letter dated July 2, 2009 regarding the Form 10-K for the year ended December 31, 2008
              File No. 1-34043

Dear Mr. Natalizio:

We have reviewed your supplemental response letter to us dated July 2, 2009 in response to our letter of comment dated June 22, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-Q (Quarter Ended March 31, 2009)

Management's Discussion and Analysis, page 20

1.   We have reviewed your response to prior comment 5 of our letter dated June 22, 2009. Please confirm to us that your response defining "EBITDA" is limited solely to "earnings before interest, taxes, depreciation and amortization," consistent with the presentation contained on pages 32 and 33 of the March 31, 2009 Form 10-Q filing.   In this regard, we note the first paragraph of your response defines "EBITDA" as "earnings before interest and other non-operating income (expense), taxes, depreciation and amortization," which differs from the last paragraph of your response defining EBITDA "in the strictest sense." The measure EBITDA ("earnings before interest, taxes, depreciation and amortization") has been specifically defined in Release No. 34-47226 in Section I, Background. Finally, please expand the disclosures to indicate that "Management measures the performance of the management of Tix Productions, Tix4AnyEvent and Exhibit Merchandising using EBITDA" per the next to the last sentence in the last paragraph of your response.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Michele Lacko, Staff Attorney, at (202) 551-

3240, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief